SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For August 5, 2002
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                      BONSO ELECTRONICS INTERNATIONAL INC.
                      ------------------------------------
                 (Translation of Registrant's name into English)



               Unit 1106-1110, 11/F., Star House 3 Salisbury Road,
                         Tsimshatsui Kowloon, Hong Kong
                         ------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

              Form 20-F  X                          Form 40-F
                        ---                                    ---

[Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

              Yes                                   No   X
                   ---                                  ---

                 BONSO ELECTRONICS TO ACQUIRE MAJORITY INTEREST
                  IN DISTRIBUTOR OF PRECISION LABORATORY SCALES

     HONG KONG, August 5, 2002 - Bonso Electronics International, Inc. (Nasdaq:
BNSO-News) said today it has acquired a majority interest in Gram Precision, a privately owned Ontario Corporation and a distributor of digital scales for laboratory, industrial, jewelry and other markets requiring precise measurement and high resolution.

     Bonso will pay $1 million in cash over a 5-year period and 125,000 shares of Bonso's common stock for 51 percent of the equity interest of Gram Precision, subject to certain provisions for adjustment of the purchasing price. Headquartered in Mississauga, Ontario (a Toronto suburb), Gram Precision's products are distributed primarily in the U.S. and Canada, with U.S. distribution taking place from the company's distribution center in Reno, Nevada.

     The investment in Gram Precision continues Bonso's expansion into the direct distribution of scale products, which commenced in May 2001 with the acquisition of Korona Haushaltawaren, GmbH, a distributor of household scales in Europe. The design and manufacture of precision weighing instruments has been a Bonso core skill for more than a decade, with two thirds of its fiscal 2002 revenues derived from the sale of scale products. Bonso has manufactured products for Gram Precision since it was founded five years ago.

     "Gram Precision has built excellent brand recognition in the jewelry and laboratory market under the leadership of Mohan Thadani, founder and president," said Anthony So, Bonso's chairman, CEO and president. "Like Korona, we believe that Gram can benefit significantly from expanding geographic markets, and we will be exploring ways to leverage both the Korona and Gram Precision distribution networks to each other's advantage."

About Bonso Electronics

     Headquartered in Hong Kong, Bonso Electronics designs, develops, manufactures, assembles and markets a comprehensive line of telecommunications products, electronic scales and weighing instruments and health care products. Bonso products are manufactured in the People's Republic of China on behalf of customers primarily located in North America and Europe. Company services include product design and prototyping, production tooling, procurement of components, total quality management, and just-in-time delivery. With the May 2001 acquisition of Korona Haushaltswaren, GmbH, a distributor of household scales in Europe, Bonso is embarking on its first consumer marketing venture in Europe and the U.S. under the Korona brand. Bonso also independently designs and develops electronic products for private label markets. For further information, visit the company's web site at www.bonso.com.

     The statements contained in the press release which are not historical facts are forward-looking statements that involve certain risks and uncertainties including, but not limited to, risks associated with the uncertainty of future financial results, additional financing requirements, development of new products, government approval processes, the impact of competitive products or pricing, technological changes, the effect of economic conditions and other uncertainties detailed in the company's filings with the Securities and Exchange Commission.

Contact:
Bonso Electronics International Inc.
USA Contact:
George O'Leary:    949-760-9611
                   949-760-9607 FAX
Or
Hong Kong Contact:
Cathy Pang:        011-852-2605-5822
                   011-852-2691-1724 FAX

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        BONSO ELECTRONICS INTERNATIONAL INC.
                                        (Registrant)



Date: August 30, 2002                   By: /s/ Henry F. Schlueter
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                                        Henry F. Schlueter, Assistant Secretary